Exhibit 99.1

INNOVIZ TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Innoviz Technologies Ltd. (the “Company”) will be held on December 16, 2025, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), at the Company’s offices, located at Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C, Nitzba 300, Rosh Ha’Ain 4809202, Israel.

The agenda of the Meeting shall be as follows:

1.
Re-election of each of Dan Falk and Ronit Maor as Class II directors of the Company to hold office until the close of the annual general meeting of the Company in 2028, and until their respective successors are duly elected and qualified;

2.	Readoption of the Company’s Compensation Policy for Executive Officers and Directors;

3.	Approval of certain compensation for the Company’s Chief Executive Officer; and

4.
Approval and ratification of the re-appointment and compensation of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition to considering the foregoing proposals, the Company’s shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2024.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

You are entitled to vote at the Meeting if you are a shareholder of record as of the close of business on November 3, 2025. You are also entitled to vote at the Meeting if you hold any of the Company’s ordinary shares, no par value (the “Ordinary Shares”) through a bank, broker or other nominee that is one of our shareholders of record as of the close of business on November 3, 2025, or that appears in the participant listing of a securities depository on such date.

You can vote your Ordinary Shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Ordinary Shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on November 3, 2025, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. If you hold your Ordinary Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Ordinary Shares at the Meeting (or to appoint a proxy to do so). Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

The Company’s Board of Directors recommends that you vote “FOR” each of the above proposals, which will be described in the Proxy Statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Ordinary Shares) will constitute a quorum.

Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, a special majority vote will be required for approval of the proposals in Items 2 and 3.  In order for each of these proposals to be approved, either (i) the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (as each such term is defined in the Israel Companies Law, 5759-1999 (the “Companies Law”)), or (ii) the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding Ordinary Shares.

This notice has been published to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and the Company’s Amended and Restated Articles of Association. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Companies Law was November 5, 2025. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card will be distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K. Shareholders will also be able to review the proxy statement at the “Investors” portion of our website, https://ir.innoviz.tech/ or at our principal executive offices at Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel, upon prior notice and during regular working hours (telephone number: +972-74-700-3699) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares be represented and voted at the Meeting. Accordingly, after reading this notice of annual general meeting of shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717 or at our registered office no later than 11:59 p.m. EDT on December 15, 2025 to be validly included in the tally of Ordinary Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By the Order of the Board of Directors, /s/ Amichai Steimberg Amichai Steimberg Chairperson of the Board of Directors

ii

INNOVIZ TECHNOLOGIES LTD.

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C,
Nitzba 300, Rosh Ha’Ain 4809202
 Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

 TO BE HELD ON DECEMBER 16, 2025

This proxy statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, no par value (the “Ordinary Shares”), of Innoviz Technologies Ltd. (the “Company”) in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel on December 16, 2025, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Innoviz”, the “Company”, “we” or “our” refer to Innoviz Technologies Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders (each, a “Proposal”):

1.
Re-election of each of Dan Falk and Ronit Maor as Class II directors of the Company to hold office until the close of the annual general meeting of the Company in 2028, and until their respective successors are duly elected and qualified;

2.	Readoption of the Company’s Compensation Policy for Executive Officers and Directors;

3.	Approval of certain compensation for the Company’s Chief Executive Officer; and

4.
Approval and ratification of the re-appointment and compensation of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2024.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Company’s board of directors (the “Board”).

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on November 3, 2025 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of November 3, 2025, the Company had 208,783,519 issued and outstanding Ordinary Shares. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted, and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

If you hold Ordinary Shares in “street name”, that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those Ordinary Shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your Ordinary Shares, giving you the right to vote the Ordinary Shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its Ordinary Shares if the shareholder wants its Ordinary Shares to count for the Proposal.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”.

Quorum and Adjournment

Under the Company’s Amended and Restated Articles of Association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Ordinary Shares) will constitute a quorum.

The Board shall have the authority at any time to cancel or adjourn the Meeting for a period of up to 21 days from the date of the Meeting and/or to remove one or more items from the agenda of the Meeting.

Vote Required for Approval of Each of the Proposals

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter. In addition, a special majority vote will be required for approval of the Proposals in Items 2 and 3.  In order for each of these Proposals to be approved either (i) the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Proposal (as each such term is defined in the Israel Companies Law, 5759-1999 (the “Companies Law”)), or (ii) the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against such Proposal must not represent more than two percent of the outstanding Ordinary Shares.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a shareholder is deemed to have a personal interest if any member of such shareholder’s immediate family or spouse has a personal interest in the adoption of the proposal.  In addition, a shareholder is deemed to have a personal interest, if a company, other than Innoviz, that is affiliated to the shareholder, has a personal interest in the adoption of the proposal.  Such company is a company in which such shareholder or a member of its, his or her immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, a shareholder is not deemed to have a personal interest in the adoption of the proposal if such shareholder’s interest in such proposal arises solely from ownership of Innoviz shares.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for Items 2 or 3 is deemed to confirm to the Company that such shareholder does not have a personal interest in any such items and is not a controlling shareholder, unless such shareholder had delivered to the Company a notice in writing stating otherwise, no later than 11:59 p.m. EDT on December 15, 2025, to the attention of the Company’s General Counsel, at its registered office, Innoviz Technologies Campus, 5 Uri Ariav Street, Building C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Ordinary Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Ordinary Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Ordinary Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Ordinary Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Ordinary Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Ordinary Shares, and the brokerage firm, bank or other similar organization is required to vote your Ordinary Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Beneficial Owners

If you are a beneficial owner of the Ordinary Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Ordinary Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Ordinary Shares, giving you the right to vote the Ordinary Shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Ordinary Shares.

Registered Holders

If you are a shareholder of record whose Ordinary Shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you can vote your Ordinary Shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our headquarters at Innoviz Technologies Campus, 5 Uri Ariav Street, Building C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on December 15, 2025.

If you provide specific instructions (by marking a box) with regard to the Proposals, your Ordinary Shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction form without giving specific instructions your Ordinary Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Articles.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 3, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Ordinary Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning November 6, 2025. Certain officers, directors, employees and agents of Innoviz, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Meeting and this Proxy Statement are available at the “Investors” portion of our website, https://ir.innoviz.tech/.  The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of Meeting and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

SECURITY OWNERSHIP OF
 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE COMPENSATION

The following table sets forth the number of Ordinary Shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding Ordinary Shares, based on public filings or information provided by us, and (ii) all of our directors and executive officers as a group, as of October 31, 2025. Except as otherwise set forth below, the street address of the beneficial owners is c/o Innoviz Technologies Ltd., Innoviz Technologies Campus, 5 Uri Ariav Street, Building C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
CVI Investments, Inc. (3)	11,510,791	5.5%
All executive officers and directors as a group (13 persons) (4)	10,521,523	4.9%

(1)
Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, Ordinary Shares subject to options currently exercisable or exercisable within 60 days of the date of this table and restricted share units (“RSUs”) that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

(2)
The percentages shown are based on 208,570,711 Ordinary Shares outstanding as of October 31, 2025. Ordinary Shares subject to options or warrants currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Based on information reported on Schedule 13G/A filed with the SEC on May 12, 2025, each of CVI Investments, Inc., and Heights Capital Management, Inc., has the shared power to vote or direct to vote 11,510,791 Ordinary Shares and the shared power to dispose or to direct the disposition of 11,510,791 Ordinary Shares. The address of the principal business office of CVI Investments, Inc. is P.O. Box 309GT Ugland House South Church Street George Town Grand Cayman KY1-1104 Cayman Islands, and the address of the principal business office of Heights Capital Management, Inc. is 101 California Street, Suite 3250 San Francisco, California 94111.

(4)
Consists of (i) 4,829,985 Ordinary Shares directly or beneficially owned by the Company’s directors and executive officers and (ii) 5,691,538 Ordinary Shares constituting the cumulative aggregate number of Ordinary Shares underlying (1) options granted to the executive officers and directors which have vested, or will have vested as of December 29, 2025 and have not been exercised as of October 31, 2025, (2) RSUs which will have vested as of December 29, 2025, and (3) warrants to purchase Ordinary Shares at an exercise price of $11.50 per Ordinary Share.

EXECUTIVE COMPENSATION

The annual compensation earned during 2024 by our five most highly-compensated executive officers is outlined in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 12, 2025 (the “Annual Report”), a copy of which is available on our website at https://ir.innoviz.tech/sec-filings/all-sec-filings.

PROPOSAL NO. 1

RE-ELECTION OF DAN FALK AND RONIT MAOR AS CLASS II DIRECTORS
OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE ANNUAL
GENERAL MEETING OF THE COMPANY IN 2028

At the Meeting, shareholders will be asked to re-elect each of Dan Falk and Ronit Maor as Class II directors of the Company to hold office until the close of the annual general meeting of the Company in 2028, and until their respective successors are duly elected and qualified. The Board has determined that each of the director nominees, qualifies as an “independent director” under the rules of the Nasdaq Stock Market.

There are currently nine directors serving on the Board, two of whom are standing for re-election under this Proposal No. 1. Each of the Class II directors standing for re-election attended at least 75% of the meetings of the Board and its committees on which they served held since the previous annual general meeting.

Set out below are details on the directors standing for re-election at the Meeting:

Dan Falk has served on our Board since April 2021. Mr. Falk currently serves as a member of the board of directors of the following companies: Nice Ltd. (Nasdaq: NICE) and Evogene (Nasdaq: EVGN). From 1999 to 2001, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd. (acquired by KLA Corporation (NYSE: KLAC)), the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. During the past five years, Mr. Falk has served as a member of the board of directors of the following public companies, for which he no longer serves as a director: Attunity Ltd. (acquired by QlikTech International AB), Orbotech Ltd. (NYSE: KLAC) and Ormat Technologies Inc. (NYSE: ORA). Mr. Falk holds a B.A. degree in Economics and Political Science and an MBA, both from the Hebrew University of Jerusalem.

Ronit Maor has served on our Board since April 2021. Since 2017, Ms. Maor has served as the Chief Financial Officer of Earnix Inc., a leading SaaS company providing AI-driven pricing, rating and product personalization for insurance and banking customers. Prior to joining Earnix Inc., Ms. Maor was Chief Financial Officer at Pontis, a leading digital customer engagement company, from 2012 until its acquisition by Amdocs in 2016. Prior to her time at Pontis, Ms. Maor was VP Corporate Development at Modu, an Israeli start-up designing unique cellular phones, from 2007 to 2011. Ms. Maor also served as Chief Financial Officer of msystems Ltd., a Nasdaq-listed company, from 1997 until the company was sold to SanDisk in 2006. Ms. Maor has a BSc in Industrial Engineering and Management from Tel Aviv University.

Each of the director nominees named above has certified to us that such director nominee complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

For information on our other directors whose terms do not expire and are not required to stand for re-election at the Meeting, and for information on the compensation payable to our directors, please see our Annual Report.

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to re-elect Dan Falk as a Class II director of the Company to hold office until the close of the annual general meeting of the Company in 2028, and until his respective successor is duly elected and qualified.

FURTHER RESOLVED, to re-elect Ronit Maor as a Class II director of the Company to hold office until the close of the annual general meeting of the Company in 2028, and until her respective successor is duly elected and qualified”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

The Board recommends shareholders vote “FOR” the re-election of each of Mr. Falk and Ms. Maor as a Class II director for a term to expire at the close of the annual general meeting of the Company of 2028.

PROPOSAL NO. 2

READOPT THE COMPANY’S COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

Pursuant to Israel’s Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as Innoviz, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by Israel’s Companies Law.

The adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee of the Board (the “Compensation Committee”) and approved by the Board and shareholders, except that the approval of the shareholders may be waived in certain circumstances prescribed by the Companies Law.

In 2021, in accordance with such Israeli law requirements, our Compensation Committee adopted a written compensation policy for our executive officers and directors, which addressed the items prescribed by the Companies Law, and our Board and shareholders subsequently re-adopted the policy.

 In accordance with the Israeli law requirement, such policy must be reviewed and readopted within five years after the date the company became a public company, and thereafter within three years from the previous adoption date.

Our Compensation Committee reviewed the written compensation policy for our executive officers and directors, together with Compensia, the committee’s independent compensation advisor (whose engagement and services are described in Proposal No. 3 below), and readopted the policy, and recommended that the Board and shareholders readopt the policy. In its decision-making, the Compensation Committee also considered executive compensation levels of the peer group, and determined based upon its review that the executive compensation levels set out in the policy are reasonable relative to peer company executive compensation levels.

Our Board subsequently approved the amended policy and recommended that it be re-adopted by the shareholders.

The proposed policy presented to shareholders for approval is substantially similar to the current policy, with the exception that the policy was updated to reflect the proposed CEO Equity Grant described below in Proposal No. 3 of the Proxy Statement and presented to the shareholders for approval at the Meeting, and to provide flexibility under Israeli law to increase the maximum permitted coverage of our D&O liability insurance during the next three years, if deemed appropriate at such time in the future.

A copy of the proposed Compensation Policy for Executive Officers and Directors, marked to show all changes from the current policy, is attached as Annex A to this Proxy Statement.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to readopt Innoviz’s Compensation Policy for Executive Officers and Directors in the form attached as Annex A hereto.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

The Board recommends shareholders vote “FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL OF CERTAIN COMPENSATION FOR THE COMPANY’S CHIEF
EXECUTIVE OFFICER

Background

Our shareholders are being asked to vote on a binding proposal to approve the issuance and terms of a special one-time performance-based equity grant for our Chief Executive Officer, Omer Keilaf, as detailed below (the “CEO Equity Grant”), which is being proposed to be granted in substitution for Mr. Keilaf’s regular annual equity awards for the five-year period 2026-2030.

Mr. Keilaf is the co-founder of Innoviz and our Chief Executive Officer and member of the Board since Innoviz was founded in 2016.

Approval Requirements Under Israeli Law

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of a chief executive officer, is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies, other than in special circumstances prescribed by the Companies Law. If this proposal is not approved by the affirmative vote of our shareholders as described below, Innoviz will not be authorized to make the CEO Equity Grant, and Mr. Keilaf will continue to be eligible to receive his regular annual equity awards.

Executive Compensation Methodology

As stated in Innoviz’s Compensation Policy for Executive Officers and Directors, our Compensation Committee and our Board believe that strong, effective leadership is fundamental to Innoviz’s growth and success in the future. Therefore, it is important to attract, motivate and retain highly experienced leaders who will contribute to Innoviz’s success and enhance shareholder value.

In support of these goals, Innoviz’s executive compensation practices are designed to follow Innoviz’s executive compensation methodology and meet the following objectives:

•	to closely align the interests of the executive officers with those of Innoviz’s shareholders in order to enhance shareholder value;

•	to align a significant portion of the executive officers’ compensation with Innoviz’s short and long-term goals and performance;

•	to provide the executive officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits;

•	to strengthen the retention and the motivation of executive officers in the long term;

•	to provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

•	to maintain consistency in the way executive officers are compensated.

Independent Compensation Advisor

 The Compensation Committee directly engaged the services of Compensia, a leading global provider of consulting services related to human capital and compensation, to ensure that Innoviz’s compensation practices are aligned with, and competitive relative to, market practices.  Compensia reported directly to the Compensation Committee, and the Compensation Committee determined Compensia to be independent.

Compensia provided input on a range of external market factors, including appropriate comparison companies for assessing our competitive market position and comparable executive compensation arrangements, including an analysis of Innoviz’s executive compensation arrangements relative to that of companies within our peer group. With the guidance of Compensia, the Compensation Committee also reviewed a competitive market assessment of other similar grants of special performance-based share awards to founder Chief Executive Officers. The review focused on a set of publicly traded, post-IPO companies that have made similar special performance-based equity awards to founder Chief Executive Officers since 2020.

Peer Group

Our peer group is periodically reviewed and assessed by our Compensation Committee with the assistance of Compensia. It is made up of between 15 to 25 technology companies that are comparable to Innoviz in a range of criteria, including industry, market capitalization and revenue.

The peer group that was in effect when Compensia reviewed the CEO Equity Grant consists of 22 companies, as listed below:

Aeva Technologies, Inc.	AEye, Inc.	Airship AI Holdings, Inc.	Cerence Inc.
Ceva, Inc.	Gauzy Ltd.	Hyliion Holdings Corp.	indie Semiconductor, Inc.
KVH Industries, Inc.	LightPath Technologies, Inc.	Luminar Technologies, Inc.	MicroVision, Inc.
Mitek Systems, Inc.	nLIGHT, Inc.	Ondas Holdings Inc.	One Stop Systems, Inc.
Ouster, Inc.	Rekor Systems, Inc.	SES AI Corporation	Solid Power, Inc.
Valens Semiconductor Ltd.	Vishay Precision Group, Inc.

In its decision-making, the Compensation Committee considered the annual Chief Executive Officer compensation levels of the peer group. The Compensation Committee determined based upon its review that the proposed CEO Equity Grant was reasonable relative to peer annual Chief Executive Officer compensation levels and the terms of the grant generally align with similar performance-based equity grants of founder Chief Executive Officers of publicly traded technology companies. The Compensation Committee determined that the proposed CEO Equity Grant links Mr. Keilaf’s compensation to the creation of shareholder value and significantly aligns his compensation with shareholder interests and long-term company value.

Historical Chief Executive Officer Compensation

Pursuant to Mr. Keilaf’s current employment compensation terms, which were last updated in 2021 before Innoviz became a public company, Mr. Keilaf is entitled annually to the following compensation:

•	Annual Base Salary. Up to $375,000, with an annual 5%-15% raise based on performance and company policy.

•	Annual Target Cash Bonus. Up to 200% of annual base salary subject to a performance matrix to be approved by the Compensation Committee and Board on an annual basis.

•	Annual Equity Grant. An annual equity grant representing a value of up to $1.875 million.

Notwithstanding Mr. Keilaf’s approved compensation entitlement, since 2021, at Mr. Keilaf’s request, Mr. Keilaf’s annual gross base salary only increased in 2022 and 2025 and is currently approximately $0.39 million; Mr. Keilaf has not received any annual cash bonuses since 2021; and the average value of his equity grants has been approximately $0.82 million annually since Innoviz became a public company (almost 56% less than Mr. Keilaf’s $1.875 million maximum annual entitlement).

Chief Executive Officer Share Ownership

As of September 30, 2025, Mr. Keilaf beneficially owned 4,904,454 Ordinary Shares, representing 2.4% of Innoviz’s Ordinary Shares1, consisting of the following:

•	2,994,054 outstanding Ordinary Shares;

•	vested options to purchase 1,870,400 Ordinary Shares with a weighted average exercise price of $10.24; and

•	40,000 of the Company’s public warrants.

1 The calculations are based on 208,542,156 Ordinary Shares outstanding as of September 30, 2025.

Chief Executive Officer Compensation Review

As stated in Innoviz’s Compensation Policy for Executive Officers and Directors, which also applies to our Chief Executive Officer, our Compensation Committee and our Board believe that strong, effective leadership is fundamental to Innoviz’s continued growth and success in the future.

As outlined in detail below under “CEO Equity Grant – Summary of Key Terms”, the Compensation Committee and the Board recommend that the shareholders approve at the Meeting granting to Mr. Keilaf 6,256,265 Performance Share Units (PSUs), reflecting approximately 3% of Innoviz’s outstanding Ordinary Shares as of September 30, 2025, with the vesting of 100% of the PSUs subject to both (x) achievement of long-term Ordinary Share price performance criteria (during a measurement period starting two years after the Meeting and ending five years after the Meeting), and (y) Mr. Keilaf’s continued employment by Innoviz on each applicable vesting date and achievement of the applicable share price performance criteria.

In reviewing and setting compensation for Mr. Keilaf, our Chief Executive Officer, the Compensation Committee considered, among other things, the following factors:

•	the ongoing long-term active committed contribution of Mr. Keilaf to Innoviz’s sustained growth and long-term success;

•	the responsibilities and duties performed by Mr. Keilaf as Chief Executive Officer and the estimation of Mr. Keilaf’s expected contributions to the future growth of Innoviz;

•	Mr. Keilaf’s success in maintaining a stable management team, creating new and successful leadership and maintaining a corporate culture which inspires our workforce;

•
Mr. Keilaf’s unique prominent role which has been a key factor to Innoviz’s ability to continue to attract and retain leading, innovative R&D experts and engineers who seek to work and develop under Mr. Keilaf’s leadership;

•	the difficulty and cost of replacing a high-performing leader and founder and the potential ramifications for Innoviz’s short-term and long-term success if Mr. Keilaf were to depart from Innoviz;

•	the fact that the proposed award directly links Mr. Keilaf’s compensation to the preservation and creation of shareholder value;

•
the fact that the proposed, one-time special award will substitute for Mr. Keilaf’s current entitlement to annual equity awards for the five-year period 2026-2030, which current entitlement would have an aggregate grant-date value of up to $9.375 million;

•
the benefit of compensating Mr. Keilaf with a simple, straight forward long-term equity award, which is both 100% tied to Innoviz’s shareholders’ interests, and is the most effective incentive tool for a long-term leader and founder as Mr. Keilaf;

•
the fact that Mr. Keilaf’s current beneficial ownership in Innoviz is less than 2.5%, or less than 1.6% if excluding options with an exercise price that is greater than $6.01. The proposed award will significantly increase the alignment between Mr. Keilaf’s mid and long-term interests and Innoviz’s shareholders’ mid and long-term interests;

•	the fact that the vesting of a substantial portion of the equity award will be tied to both long-term share price appreciation and to Mr. Keilaf’s long-term continued employment;

•	the fact that no portion of the award will vest earlier than two years after the grant date; and

•
data from an independent analysis of compensation awarded to Chief Executive Officers of companies in our peer group and other similar companies that have implement similar one-time multi-year performance-based equity awards to founder Chief Executive Officers, as provided by Compensia (as described above).

CEO Equity Grant – Summary of Key Terms

I.          Type of Equity Awards; Number of PSUs

6,256,265 Performance Share Units (PSUs), reflecting approximately 3% of Innoviz’s outstanding Ordinary Shares as of September 30, 2025.

The PSUs will be granted pursuant to Innoviz’s 2021 Share Incentive Plan (the “Share Incentive Plan”) under the capital track of Section 102 of the Israeli Tax Ordinance and will be subject to all of the terms of the Share Incentive Plan.

II.          Grant Date

The date the CEO Equity Grant is approved by Innoviz’s shareholders at the Meeting (the “Grant Date”).

III.	Value of PSU Grant; New PSU Grant To Substitute Current CEO Equity Award Entitlement

Based on the closing price on Nasdaq of the Ordinary Shares on November 4, 2025 ($1.62), the product of (x) the 6,256,265 PSUs and (y) $1.62 per share, would equal approximately $10.1 million.

The actual grant date fair value of the PSU grant for financial statement reporting purposes shall be determined following the Grant Date in accordance with common practice.

Once the CEO Equity Grant is approved and granted, Mr. Keilaf will no longer be entitled to his current annual equity award for the five-year period 2026-2030, which would have an aggregate value of up to $9.375 million.

IV.          Vesting Criteria

The vesting of all the PSUs shall be subject to both:

•	compliance with long-term Ordinary Share price performance criteria; and

•	Mr. Keilaf’s continued employment by Innoviz on each applicable vesting date;

as such conditions are outlined below:

I.	Ordinary Share Price Performance Criteria:

•
First Tranche. The share price performance criteria shall be deemed achieved with respect to 1,251,254 PSUs (20% of the PSUs) if the average closing price of the Ordinary Shares during a Measurement Period (as defined below) equals or exceeds the greater of (i) $2.00 and (ii) the average closing price on Nasdaq of the Ordinary Shares during the 60 consecutive trading days ending on the last trading day prior to the Grant Date.

•
Second Tranche. The share price performance criteria shall be deemed achieved with respect to 1,668,337 PSUs (approximately 26.67% of the PSUs) if the average closing price of the Ordinary Shares during a Measurement Period equals or exceeds $3.00.

•
Third Tranche. The share price performance criteria shall be deemed achieved with respect to 1,668,337 PSUs (approximately 26.67% of the PSUs) if the average closing price of the Ordinary Shares during a Measurement Period equals or exceeds $4.50.

•
Fourth Tranche. The share price performance criteria shall be deemed achieved with respect to 1,668,337 PSUs (approximately 26.67% of the PSUs) if the average closing price of the Ordinary Shares during a Measurement Period equals or exceeds $5.50.

o	For purposes of calculating the PSU share price performance criteria:

◾	a “Measurement Period” shall refer to any consecutive 60 trading day period between the second anniversary of the Grant Date and the fifth anniversary of the Grant Date; and

◾
the closing price of the Ordinary Shares during any Measurement Period shall be based on such price as reported by Nasdaq or such other nationally recognized stock exchange on which the Ordinary Shares are traded at such time (as adjusted for any division or subdivision of the outstanding share capital of the Company, any distribution of bonus shares (share split), consolidation or combination of share capital of the Company (reverse share split), reclassification with respect to the Shares or any similar recapitalization events).

II.	Continued Employment Criteria:

Subject to Mr. Keilaf’s continued employment by Innoviz through each applicable vesting date and achievement of the applicable share price performance criteria outlined above, 6.25% of the PSUs shall vest every three months, commencing three months after the Grant Date.

V.          Vesting Upon Change in Control

If a change in control event (which term will be defined consistent with the definition of “Merger/Sale” in the Share Incentive Plan) occurs prior to the fifth anniversary of the Grant Date, the price paid or implied in such transaction shall be used as the prevailing price for purposes of calculating Mr. Keilaf’s achievement of the PSU performance criteria with respect to all PSUs that had not yet achieved the performance criteria prior to such date, with linear interpolation between share price hurdles.

If within 12 months of a change in control event Mr. Keilaf’s employment is terminated by Innoviz (or, as applicable, its successor) other than for Cause, or Mr. Keilaf terminates his employment with Innoviz (or, as applicable, its successor) for Good Reason (which term will include a material reduction in base salary or target cash bonus opportunity, a material reduction in duties authority or responsibility, a relocation of Mr. Keilaf’s principal employment location or a material breach by Innoviz or its successor of contractual obligations to Mr. Keilaf), the vesting of all earned PSUs (i.e., such PSUs that met the performance share price criteria prior to, or as a result of the change in control event), shall fully accelerate.

VI.          No Change to Other CEO Compensation Terms

Mr. Keilaf’s annual base salary and annual cash bonus entitlement terms as previously approved in 2021 shall continue with no change. Once the CEO Equity Grant is approved and granted, Mr. Keilaf will no longer be entitled to his current annual equity award for the five-year period 2026-2030.

Recommendation

Our Compensation Committee and our Board believe that it is in the best interests of our shareholders and Innoviz to approve the CEO Equity Grant for Mr. Keilaf, Innoviz’s Chief Executive Officer, and recommend that the shareholders approve the CEO Equity Grant.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the CEO Equity Grant for Mr. Omer Keilaf, Innoviz’s Chief Executive Officer, upon the terms recommended by the Compensation Committee and approved by the Board and set forth in Proposal No. 3 of the Proxy Statement.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

The Board recommends shareholders vote “FOR” Proposal No. 3

PROPOSAL NO. 4

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT AND
COMPENSATION OF KESSELMAN & KESSELMAN, A MEMBER OF
PRICEWATERHOUSECOOPERS INTERNATIONAL LIMITED, AS THE
INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING
AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

 Under the Companies Law and our Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Articles, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Audit Committee of the Board (the “Audit Committee”) of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Stock Market.

Following the recommendation by the Audit Committee and the Board, it is proposed that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (“PwC”), be reappointed as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2025 and until the close of the next annual general meeting, and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of such independent public accountants in accordance with the volume and nature of their services. Such auditors served as the Company’s auditors for fiscal year 2024 and have no relationship with the Company or with any affiliate of the Company, except as described in the Annual Report.

As set forth in Item 16C of our Annual Report, the following table sets out the total amount of services rendered to the Company by PwC, or by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (who served as our auditor through November 7, 2023), for services performed in the years ended December 31, 2024 and 2023, and breaks down these amounts by category of service:

	2024	2023
	(in thousands)
Audit Fees	$452	$508
Audit Related Fees	—	—
Tax Fees	34	53
All Other Fees	2	—
Total	$488	$561

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All services provided by the Company’s auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

Representative(s) of PwC, will attend the Meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the Meeting.  In accordance with Section 60(b) of the Companies Law, you are invited to discuss our 2024 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors. Our Annual Report, including our 2024 audited consolidated financial statements, is available on our website at https://ir.innoviz.tech/.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment and compensation of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, an independent accounting firm, as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2025 and until the close of the next annual general meeting, and to authorize the Board, upon recommendation of the Company’s Audit Committee, to determine the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

The Board recommends shareholders vote “FOR” Proposal No. 4

SHAREHOLDER PROPOSALS FOR 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. To be considered for inclusion in the Company’s proxy statement for our 2026 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to Innoviz Technologies Campus, 5 Uri Ariav Street, Building C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel, Attention: General Counsel, and must otherwise comply with the requirements of the Companies Law and the Articles. The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than September 17, 2026; provided that if the date of the 2026 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which the Company calls and provides notice of the 2026 annual general meeting of shareholders).

The Company currently expects that the agenda for the annual general meeting of shareholders to be held in 2026 will include (1) the election (or reelection) of Class III directors; (2) the re-appointment and compensation of our auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2025 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the Exchange Act); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2026 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information required by the Articles or otherwise reasonably requested by the Company.  The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2026 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 5760-2000, as amended.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors, /s/ Amichai Steimberg Amichai Steimberg Chairperson of the Board of Directors November 6, 2025

Annex A

COMPENSATION POLICY

INNOVIZ TECHNOLOGIES LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on January 29, 2021, as amended by the Shareholders as of December [_], 2025)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Innoviz Technologies Ltd. (“Innoviz” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Innoviz’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Innoviz’s value and otherwise assist Innoviz to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Innoviz’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Innoviz’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Innoviz’s Compensation Policy  ~~for five (5) years,~~ commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Innoviz (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Innoviz’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Innoviz’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Innoviz’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Innoviz’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Innoviz’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation; and

3.5.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Innoviz’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual bonus and equity-based compensation of each Executive Officer shall not exceed 95% of the total compensation package of such Executive Officer on an annual basis.

5.	Inter-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, Innoviz’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Innoviz’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in Innoviz were examined and will continue to be examined by Innoviz from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Innoviz.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Innoviz to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to industry benchmark, the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Innoviz’s ability to attract and retain highly skilled professionals, Innoviz will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Innoviz’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every two years, pursuant to Company standards such review is typically done once a year. To that end, Innoviz shall utilize as a reference comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant. Information on such compensation survey shall be included in the proxy statement published in connection with the annual general meeting of Innoviz’s shareholders, in which compensation of Executive Officers is being evaluated and/or voted upon.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for base salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and in accordance with Innoviz’s practice and in reference to the practice in peer group companies;

7.1.5.
Innoviz shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Innoviz’s policies and procedures and the practice in peer group companies; and

7.1.6.
Innoviz shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Innoviz’s policies and procedures and to the practice in peer group companies.

7.2.
Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.
In events of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.
Innoviz may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Innoviz’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Innoviz’s objectives and business goals. Therefore, a pay-for-performance element, as payout eligibility and levels, are determined based on actual financial and operational results, as well as individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Innoviz’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Innoviz’s business environment, a significant organizational change, a significant merger and acquisition events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer a full annual cash bonus or a prorated one. Such bonus, if paid, will become due on the same scheduled date for annual cash bonus payments by the Company.

8.4.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The annual cash bonus of Innoviz’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be approved by Innoviz’s CEO at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on:

9.1.1.
Overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income and cash flow. At least 30% of the annual cash bonus of Innoviz’s Executive Officers will be based on overall company performance measures; and

9.1.2.
Divisional objectives which may include operational objectives, such as market share, initiation of new markets and products/platforms/features and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.
The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.
The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 150% of such Executive Officer’s annual base salary.

CEO

9.4.
The annual cash bonus of Innoviz’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Innoviz’s Compensation Committee (and, if required by law, by Innoviz’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized as described below:

9.4.1.	Between 35%-65% will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income and cash flow; and

9.4.2.
Between 35%-65% will be based on goals set forth in the Company’s annual operating plan and long-term plan, such as achieving technological objectives and design wins and achieving strategic technology objectives.

9.5.
The less significant part of the annual cash bonus granted to Innoviz’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 200% of his or her annual base salary.

10. Other Bonuses

10.1.
Special Bonus. Innoviz may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 50% of the Executive Officer’s total compensation package on an annual basis.

10.2.
Signing Bonus. Innoviz may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 30% of the Executive Officer’s annual base salary.

10.3.
Relocation/ Repatriation Bonus. Innoviz may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 30% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Innoviz shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Innoviz prior to the second anniversary of fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.
Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws and/or the rules of Nasdaq or other applicable stock exchange.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Innoviz’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Innoviz and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by Innoviz is intended to be in a form of share options and/or other equity-based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
Equity-based compensation awarded by the Company to employees, Executive Officers or directors shall not be, in the aggregate, in excess of 20% of the Company’s share capital on a fully diluted basis at the date of the grant.

12.4.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with Innoviz’s Equity-Based Compensation Policy, the main terms of which shall be disclosed in the annual report of Innoviz.

12.5.
All other terms of the equity awards shall be in accordance with Innoviz’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of an annual equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO[1] - the higher of (w) 500% of the CEO’s annual base salary or (x) 0.5% of the Company’s fair market value; and (ii) with respect to each of the other Executive Officers - the higher of (y) 300% of such Executive Officer’s annual base salary or (z) 0.35% of the Company’s fair market value.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Innoviz may provide an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and the CEO a prior notice of termination of up to three (3) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options.

15.	Adjustment Period

Innoviz may provide an additional adjustment period of up to nine (9) months to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and to the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options.

16.	Additional Retirement and Termination Benefits

Innoviz may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Innoviz may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Innoviz for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24).

1 Solely in connection with a special one-time equity grant to the CEO as approved by the shareholder of the Company at the Company's 2025 Annual General Meeting of Shareholders, the CEO may be granted a one-time special equity grant of 6,256,265 Performance Share Units (PSUs) reflecting approximately 3% of Innoviz’s outstanding Ordinary Shares as of September 30, 2025.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Innoviz may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Innoviz, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.
Innoviz may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Innoviz, all subject to applicable law and the Company’s articles of association.

20.2.	Innoviz will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	The annual premium to be paid by the Innoviz shall not exceed 25% of the aggregate coverage of the Insurance Policy;

20.2.2.
The limit of liability of the insurer shall not exceed the greater of US$ 50 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.2.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Innoviz’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Innoviz shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.
The limit of liability of the insurer shall not exceed the greater of US$ ~~50~~ 75 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

20.3.2.	The annual premium shall not exceed 300% of the last paid annual premium; and

20.3.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Innoviz may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

20.4.1.	The additional premium for such extension of liability coverage shall not exceed 100% of the last paid annual premium; and

20.4.2.
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control”:

21.1.	Vesting acceleration of outstanding options or other equity-based awards;

21.2.
Extension of the exercising period of options for Innoviz’s Executive Officer for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

21.3.
Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 150% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 200% in case of the CEO.

H. Board of Directors Compensation

22.	The following benefits may be granted to Innoviz’s Board members:

22.1.
All Innoviz’s Board members, excluding the chairman of the Board, may be entitled to an annual cash fee retainer of up to US$ US$ 50,000, committee membership annual cash fee retainer of up to US$ 60,000 and committee chairperson annual cash fee retainer of up to US$ 70,000. The chairperson of Innoviz’s Board may be entitled to an annual cash fee retainer of up to US$ 100,000.

22.2.
The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

22.3.
Notwithstanding the provisions of Sections 22.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 22.1.

22.4.
Each member of Innoviz’s Board (excluding the chairman of the Board) may be granted an initial equity-based award in a value of up to US$ 300,000 and annual grants in a value of up to US$ 200,000 each. The equity-based awards shall vest annually over a period of between one (1) to four (4) years.

22.5.
The chairperson of Innoviz’s Board may be granted an initial equity-based award in a value of up to US$ 400,000 and annual grants in a value of up to US$ 250,000 each. The equity-based awards shall vest annually over a period of between one (1) to four (4) years.

22.6.	In addition, members of Innoviz’s Board may be entitled to reimbursement of expenses when traveling abroad on behalf of Innoviz.

22.7.	It is hereby clarified that the compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

23.
Nothing in this Policy shall be deemed to grant any of Innoviz’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

24.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

25.
In the event that new regulations or law amendment in connection with Executive Officers and directors compensation will be enacted following the adoption of this Policy, Innoviz may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Innoviz and none of the provisions thereof are intended to provide any rights or remedies to any person other than Innoviz.